Exhibit 1

[HealthCor Logo]


August 13, 2007


Trimeris, Inc.
3500 Paramount Parkway
Morrisville, NC 27560


Attn:    Members of the Board of Directors:
         Felix J. Baker
         Julian C. Baker
         J. Richard Crout, M.D.
         Stephen R. Davis
         Barry D. Quart
         Kevin C. Tang

Dear Gentlemen:

         HealthCor Management, L.P. ("HealthCor") is the investment adviser to private investment funds that currently own 3,340,000 shares of Trimeris, Inc. ("TRMS" or the "Company"). This represents 15.042% of all TRMS common shares outstanding.(1)

      We have made many attempts to reach Mr. E. Lawrence Hill, Jr., Chief Operating Officer and President of TRMS, but Mr. Hill did not respond to our phone calls or our letter. We are, therefore, writing directly to you.

         We are concerned because there is significant value inherent in the Company's business that is not reflected in the current valuation, and the true value of TRMS will not be realized given the Company's current plan. From our perspective, the revenue generated by the Company from sales of Fuzeon through its joint venture (the "Joint Venture") with F. Hoffman La Roche Ltd. ("Roche") is an asset that is considerably undervalued by the market as reflected in the Company's share price. We also believe that the Company's plan to continue its clinical development activities for next generation fusion inhibitors will continue to depress the value of TRMS as these efforts are too expensive, lengthy and risky.

         We think it advisable that the Company cease these clinical development activities and the related expenditures and consider alternatives to its current business plan, including strategic alternatives such as a sale of all or a part of the business in order to maximize shareholder value.

Context of Concern


_____________________
         (1) Based upon 22,204,399 shares of the Company's common stock outstanding as reported in the Company's Form 10-Q for the quarterly period ended June 30, 2007, as filed with the U.S. Securities and Exchange Commission on August 9, 2007.

         We believe that the market agrees with our assessment. We note that TRMS has been one of the worst performing biotech stocks over the past four years. During this time period, in spite of the fact that the revenues of the Company have steadily increased, the share price has plummeted from $54.57 per share (reached on July 15, 2003) to its current price of $6.65 per share, as of August 10, 2007, a decline of 88%. This decline is in the context of the Amex BTK Index increasing 61% and the Nasdaq increasing 45% during the same time period. In addition, there are five brokerage firms providing analyst coverage of TRMS and not a single one rates the stock as a "Buy." Clearly, some dramatic changes need to be made.

         This precipitous drop in value of TRMS is unacceptable. The Company has licensed a unique product, Fuzeon, to Roche, one of the world's largest pharmaceutical manufacturing and sales organizations. Worldwide sales of Fuzeon have steadily increased over the past three years from $135 million in 2004 to $208 million in 2005 and to $249 million in 2006. Unit sales (kits of Fuzeon) and pricing have both increased each year over the past three years. As a result, the TRMS share of the Joint Venture profits has advanced from a loss in 2004 to profits of $17 million in 2005, and $34 million in 2006. Further, TRMS enjoys a strong liquidity position with $59 million in cash and cash equivalents and no debt.

         Over the past three years, Roche has reduced the costs (as a percentage of sales) to manufacture Fuzeon from 60% to 41% to 33%. The shareholders of TRMS should be benefiting from these dramatic cost savings through the Joint Venture.

         We also note that, per the Joint Venture agreement, the royalty payment from Roche recently increased from 10% to 12% for sales outside of the United States and Canada, setting up further future upside. Additionally, TRMS is entitled to another $5 million milestone payment from Roche based on the achievement of a sales milestone.

         The barriers to entry into the Fuzeon market are formidable. Fuzeon is one of the most complicated biologics to manufacture, with over 100 steps in the manufacturing process. As we understand, in excess of $350 million has been invested in the development of Fuzeon since TRMS inception. For these reasons, we believe it is unlikely that a generic manufacturer will ever compete against Fuzeon.

         Additionally, the next generation HIV treatments have not rendered Fuzeon obsolete as witnessed by the following launches:

March 15, 2003         Fuzeon approved
July 2, 2003           Emtriva approved
August 2, 2004         Epzicom (abacavir/lamivudine) and Truvada (tenofovir
                       disoproxil/emtricitabine) approved
June 22, 2005          Aptivus (tipranavir) granted accelerated approval
June 23, 2006          Prezista (darunavir) granted accelerated approval
July 12, 2006          Atripla Tablets (Sustiva, Emtriva, Viread) approved

         In spite of these positive trends and results, the Company's has bogged itself down with the costly development of next generation fusion inhibitors. This position flies in the face of Roche's decision in March 2007 to terminate its co-development rights, which means that TRMS shareholders will bear all of the development costs. Consequently, the Company will be forced to spend hundreds of millions of dollars to test and develop these drugs, which have not even started human clinical trials. We are absolutely AGAINST this decision as it all but eliminates the growth prospects for the Company.

         On the other hand, we recognize that there is value in the next generation fusion inhibitors that are owned by the Company. We believe, however, that Company should cease all research and development activities and work to maximize the value of this asset as part of an overall strategic assessment of the Company.

Conclusion

         In our view, the composition of the shareholder base of TRMS has evolved from biotech speculators to financial investors, like ourselves, who are focused on realizing maximum value from their investment. We estimate that between now and the end of 2017, TRMS will generate more than $300 million in revenue from its royalty stream from its relationship with Roche. When combined with the $330 million in tax loss carry-forwards, this revenue can and should generate significant untaxed free cash flow. We are concerned that this cash flow will be consumed by expensive, lengthy and risky clinical development activities. We also believe that it is time to consider alternatives to the current business plan, including strategic alternatives such as a sale of all or a part of the business in order to maximize shareholder value. We are happy to meet with you at your earliest convenience to discuss our views.


         Sincerely,

         HealthCor Management, L.P.

         By:  HealthCor Associates, LLC, its general partner

         /s/ Joseph P. Healey                 /s/ Arthur B. Cohen
         ----------------------               -----------------------
         By:  Joseph P. Healey                By:  Arthur B. Cohen
         Co-Chief Executive Officer           Co-Chief Executive Officer
         Portfolio Manager                    Portfolio Manager
         (212) 622-7880                       (212) 622-7881